Securities and Exchange Commission
                            Washington, DC 20549

                                  FORM N-54C

         NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
         SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
          1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                        COMPANY ACT OF 1940

          The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:           RENAISSANCE CAPITAL PARTNERS II, LTD.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                 5646 MILTON ST., STE. 900, DALLAS, TX 75206

Telephone Number (including area code):               214-378-9340

File Number under the Securities Exchange Act of 1934:             0-38593

      In additional to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

       A.    Not applicable.

       B.    Not applicable.

       C.    Not applicable.

       D.    Not applicable.

       E.    Not applicable.

       F. Other. Explain the circumstances surrounding the withdrawal of election.

                 At a Special Meeting of the Limited Partners held on November 17, 2000, the limited partners of the Company voted in favor of a proposal for the Company to withdraw its election to be regulated as a business development company under the Act.


                             SIGNATURE

Form of Signature:
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Dallas and the state of Texas on the 17th day of November, 2000.

                           Renaissance Capital Partners II, Ltd.

                           By:    _____/s/________________________
                                  Thomas W. Pauken, Liquidation Trustee